Exhibit 99.1

    AMEN Properties Announces Third Quarter 2005 Financial Results

    MIDLAND, Texas--(BUSINESS WIRE)--Nov. 14, 2005--(NASDAQ: AMEN) - Amen Properties, Inc. with headquarters in Midland, TX today announced the results of the third quarter.

    About Amen Properties, Inc.

    AMEN Properties, Inc., (the "Company") is a real estate and energy company engaged in owning and managing real estate, oil and gas royalties, and energy related business properties. The Company is a holding company and conducts its operations through Amen Delaware, LP ("Delaware"); Amen Minerals, LP ("Minerals") and W Power and Light, LP ("W Power"), each being a wholly owned subsidiary of the Company. The Company owns its present real estate holdings through Delaware. Delaware owns an approximate 71.35% limited interest in TCTB Partners, Ltd., which currently owns two commercial office buildings in Midland, Texas. The Company's present oil and gas royalty holdings are through Minerals, which owns two oil and gas royalty properties. In July 2004, the Company entered the retail electricity market as a retail electric provider serving both retail and wholesale customers within the state of Texas through W Power.
    During the third quarter 2005, the Company received a letter from the Securities and Exchange Commission, dated August 31, 2005, concerning the Company's previous reporting of the December 31, 2004 distribution and sale of the Company's Lubbock, Texas real estate property. As a result, the Company has restated its September 30, 2004 results of operations to reflect the Lubbock, Texas property as a discontinued real estate business component. The restatement had no effect on the Company's previously reported net income.
    For the nine months ended September 30, 2005, the Company generated a net loss of $525,454 or a net loss of $.24 per share as compared to net income of $108,332, or net income of $.04 per share for the same period ended September 30, 2004. This decrease is mainly due to start-up and other costs associated with the Company's newly created, wholly owned subsidiary W Power and the sale of the Company's undivided interest in a commercial real estate property in Lubbock, Texas on December 31, 2004.
    For the nine months ended September 30, 2005, the operations of W Power incurred a net operating loss of approximately $336,000. This loss is mainly due to W Power's general and administrative start-up costs, a decrease in W Power's gross profit margin due to an increase of balancing costs that are based on the aggregate customer load and are determined by ERCOT through a multiple step settlement process, and an increase in wholesale electricity costs due to the rising costs of energy. Balancing costs/revenues are related to the differential between the supply provided by the company through its bilateral wholesale supply agreements and the electricity supply required to serve the Company's customer load. Due to W Power not being in operations during the nine months ended September 30, 2004, comparative information for retail electricity revenue is not available.
    The sale of the Company's undivided interest in a commercial real estate property in Lubbock, Texas on December 31, 2004, reduced the Company's income from its limited partnership interest in TCTB for the nine months ended September 30, 2005 as compared to September 30, 2004 by approximately $347,000.
    During the nine months ended September 30, 2005, the Company showed an increase of approximately $33,000 in interest income over the same period ended September 30, 2004. The increase in interest income is mainly related to the restricted certificate of deposit in the amount of $2,100,000 that TCTB has deposited with Wells Fargo Bank N.A. This certificate of deposit is pledged by TCTB to the Bank as additional collateral for the Bank's agreement to release its lien on the commercial real estate building in Lubbock, Texas in order for TCTB to distribute and sell the Lubbock building on December 31, 2004.
    For the nine months ended September 30, 2005, the Company experienced an increase in rental revenue of approximately $430,000 as compared to the same period ending September 30, 2004. The increase is mainly due to the Company's purchase, on July 30, 2004, of a twelve floor multi-tenant office building in downtown Midland, Texas through its 71.35% limited partnership interest in TCTB. Additionally during the three months ended September 30, 2005, the Company, through its 71.35% limited partnership interest in TCTB, has begun to pass through operational expense increases as provided for in the tenant lease agreements. For the three months ended September 30, 2004, the Company accrued rental revenue for operational expense increases for the nine months ended September, 30, 2005.
    Total operating expense for the nine months ended September 30, 2005, as compared to same period ended September 30, 2004, increased approximately $4,765,000. This increase is mainly related to W Power's purchase of wholesale electricity of approximately $3,875,000. The remaining increase of approximately $890,000 in operating expenses is related to the increase in general and administrative costs associated with W Power and an increase in rental property operations associated with the July 30, 2004 acquisition of a twelve floor multi-tenant office building in downtown Midland, Texas.
    W Power's cost of goods and services were $3,876,737 or approximately 97.4% of retail electricity sales for the nine months ended September 30, 2005. W Power's gross profit was approximately $105,000 or approximately 2.6% of retail electricity sales for the nine months ending September 30, 2005. Due to W Power not being in operations during the nine months ended September 30, 2004, comparative information is not available. Due to W Power's ability to minimize the increasing costs of wholesale power provided by whole sale electricity providers by increasing the amount of energy purchased through the ERCOT balancing market, W Power has been able to generate a gross profit of approximately 2.6% during the nine months ended September 30, 2005.
    Rental property operations and depreciation expense increased approximately $340,000 and $81,000 respectively, for the nine months ended September 30, 2005, as compared to nine months ended September 30, 2004. The increase for property operations is attributable to the July 30, 2004 acquisition of a twelve floor multi-tenant office building in downtown Midland, Texas coupled with an increase in utility expense due to the rising costs of energy. The increase in depreciation expense is also attributable to the July 30, 2004 building in downtown Midland, Texas and by additional depreciation associated with build-out cost incurred by TCTB during the first quarter of 2005.
    For the nine months ended September 30, 2005, as compared to the same period ending September 30, 2004, general and administrative costs increased approximately $469,000. This increase is mainly due to W Power beginning operations in January 2005. Additionally, the Company recorded an impairment allowance of approximately $88,000 of a note receivable during the three months ending September 30, 2005.

                 AMEN PROPERTIES, INC AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF OPERATIONS
                              (unaudited)


                        For the Three  Months    For the Nine Months
                         Ended September 30,     Ended September 30,
                           2005        2004        2005        2004
                        ----------  ----------  ----------  ----------
Operating revenue
 Rental revenue        $  894,749  $  627,426  $2,237,068  $1,807,135
 Retail electricity
  revenue               2,545,563           -   3,981,948           -
                        ----------  ----------  ----------  ----------
       Total operating
        revenue         3,440,312     627,426   6,219,016   1,807,135
                        ----------  ----------  ----------  ----------
Operating expense
 Cost of goods and
  services              2,453,362           -   3,876,737           -
 Rental property
  operations              554,428     439,479   1,412,537   1,072,851
 General and
  administrative          329,312      77,562     759,877     291,102
 Depreciation,
  amortization and
  depletion               106,284      76,650     302,790     222,075
                        ----------  ----------  ----------  ----------
       Total operating
        expenses        3,443,386     593,691   6,351,941   1,586,028
                        ----------  ----------  ----------  ----------

(Loss) income from
 operations                (3,074)     33,735    (132,925)    221,107
                        ----------  ----------  ----------  ----------

Other (expense) income
   Interest income         14,037       2,641      41,574       8,695
  Interest expense       (130,748)   (146,518)   (393,243)   (427,110)
  Loss on sale of
   investments                  -           -           -        (509)
  Other income             11,218      15,987      37,632      48,973
                        ----------  ----------  ----------  ----------
       Total other
        (expense)
        income           (105,493)   (127,890)   (314,037)   (369,951)
                        ----------  ----------  ----------  ----------

Loss from continuing
 operations before
 income taxes and
 minority interest       (108,567)    (94,155)   (446,962)   (148,844)

Income taxes                    -           -           -           -
Minority interest         (41,899)    (28,404)    (78,492)    (90,323)
                        ----------  ----------  ----------  ----------

Net (loss) from
 continuing operations   (150,466)   (122,559)   (525,454)   (239,167)

Net income from
 discontinued business
 component                      -     109,191           -     347,499
                        ----------  ----------  ----------  ----------

  NET (LOSS) INCOME    $ (150,466) $  (13,368) $ (525,454) $  108,332
                        ==========  ==========  ==========  ==========

Net (loss) income per
 common share (basic)
  Net loss from
   continuing
   operation           $     (.07) $     (.06) $     (.24) $     (.11)
  Net income from
   discontinued
   business component           -         .05           -         .15
                        ----------  ----------  ----------  ----------
     Net (loss) income $     (.07) $     (.01) $     (.24) $      .04
                        ==========  ==========  ==========  ==========

Net (loss) income per
 common share (diluted)
  Net loss from
   continuing
   operation           $     (.07) $     (.04) $     (.24) $     (.08)
  Net income from
   discontinued
   business component           -         .03           -         .11
                        ----------  ----------  ----------  ----------
     Net (loss) income $     (.07) $     (.01) $     (.24) $      .03
                        ==========  ==========  ==========  ==========

Weighted average
 number of common
 shares outstanding -
 basic                  2,203,310   2,201,356   2,202,015   2,201,356
                        ==========  ==========  ==========  ==========

Weighted average
 number of common
 shares outstanding -
 diluted                2,203,310   3,051,120   2,202,015   3,051,120
                        ==========  ==========  ==========  ==========

                 AMEN PROPERTIES, INC AND SUBSIDIARIES
                      CONSOLIDATED BALANCE SHEET
                          SEPTEMBER 30, 2005
                              (unaudited)

                                ASSETS

CURRENT ASSETS
  Cash and cash equivalents                   $2,326,453
  Accounts receivable                          1,634,476
  Other current assets                           105,129
                                              -----------
       Total current assets                               $ 4,066,058

RESTRICTED CERTIFICATE OF DEPOSIT                           2,100,000

PROPERTY, PLANT AND EQUIPMENT, at cost, net
 of accumulated depreciation of $1,149,916                  8,186,545

ROYALTY INTERESTS, at cost net of accumulated
 depletion of $ 22,992                                        139,862

LONG-TERM INVESTMENTS                                          62,350

OTHER ASSETS
  Note receivable                                150,000
  Deferred costs                                  36,108
  Deposits                                     1,124,533
  Other assets                                    71,999
                                              -----------
       Total other assets                                   1,382,640
                                                          ------------

                 TOTAL ASSETS                             $15,937,455
                                                          ============

                 LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                            $1,089,865
  Accrued liabilities                            476,040
  Current portion of long-term obligations       254,564
  Accrued interest payable                        51,858
  Deferred revenue                                95,862
                                              -----------
       Total current liabilities                          $ 1,968,189

LONG-TERM OBLIGATIONS, less current
 portion                                                    7,282,626

DEFERRED REVENUE                                               40,503

MINORITY INTEREST                                             331,146

COMMITMENTS AND CONTINGENCIES                                       -

STOCKHOLDERS' EQUITY
  Convertible preferred stock, $.001 par
   value, 5,000,000 shares authorized;
   80,000 Series "A" shares issued and
    outstanding, convertible into a total
    of 616,447 shares of common stock at
    the option of the holders                         80
   80,000 Series "B" shares issued and
    outstanding, convertible into a total
    of 233,317 shares of common stock at
    the option of the holders                         80

   125,000 Series "C" shares issued and
    outstanding, convertible into a total of
    500,000 shares of common stock at the
    option of the holders                            125
  Common stock, $.01 par value, 20,000,000
   shares authorized;
    2,206,215 shares issued and outstanding       22,063
  Additional paid-in capital                  44,633,448
  Accumulated deficit                        (38,340,805)
                                             ------------
       Total stockholders' equity                           6,314,991
                                                          ------------

   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $15,937,455
                                                          ============

    CONTACT: Amen Properties, Inc.
             John James, 432-684-3821